■  EX-99.1.
Decrease of Sales or Income Exceeding 15% and Financial Performance Compared with That of The Latest Fiscal Year
1.	Decrease of Sales or Income exceeding 15% compared with that of the Latest Fiscal Year

	2006	2005	Increased Amount	Increase Rate
	(Thousand KRW)	(Thousand KRW)	(Thousand KRW)	(%)
Sales	20,043,409,118	21,695,043,976	-1,651,634,858	-7.61
Operating Income	3,892,307,398	5,911,885,599	-2,019,578,201	-34.16
Ordinary Income	4,118,434,246	5,354,192,762	-1,235,758,516	-23.08
Net Income	3,206,604,725	3,994,564,967	-787,960,242	-19.73
2.	Financial Performance compared with that of the Latest Fiscal Year

	2006	2005
	(Thousand KRW)	(Thousand KRW)
Total Asset	26,362,872,843	24,206,949,907
Total Liability	4,571,214,681	4,696,492,638
Total Shareholders’ Equity	21,791,658,162	19,510,457,269
Capital Stock	482,403,125	482,403,125
Total Shareholders’ Equity / Capital Stock (%)	4,517.3	4,044.4
3.	Sales, Operating Income, Ordinary Income and Net Income have decreased due to the decrease in product price and raw material cost.

4.	Date of Board Resolution: January 11, 2007